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                               May 15, 2023

       Jia Liu
       Chief Financial Officer
       Recon Technology, Ltd
       Room 601, Shui   an South Street
       Chaoyang District, Beijing, 100012
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 1, 2023
                                                            File No. 333-271547

       Dear Jia Liu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 1, 2023

       General

   1. We note your cover page disclosure indicating that the CSRC recently published Trial
                                                        Measures that impose
certain filing requirements for direct and indirect overseas listings and offerings. Please
disclose how, if at all, the Trial Measures apply to this transaction, whether you and
relevant parties to this transaction have complied with your obligations under the Trial
Measures, and the risks to investors of noncompliance.
 Jia Liu
FirstName  LastNameJia
Recon Technology, Ltd Liu
Comapany
May        NameRecon Technology, Ltd
     15, 2023
May 15,
Page  2 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Kevin Dougherty,
Staff Attorney, at (202) 551-3271 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Anthony W. Basch